Hidary Group Acquisitions, LLC
                         10 West 33rd Street, 9th Floor
                               New York, NY 10001


                                                                    July 1, 2007

By Hand and Facsimile
---------------------

Board of Directors of Everlast Worldwide Inc
c/o Mr. Seth Horowitz
1350 Broadway , Suite 3300
New York, NY 10018


Ladies and Gentlemen:

      In our letter dated June 28, 2007, we informed you that it is our firm view that Everlast Worldwide Inc (the "Company") was not entitled to terminate the merger agreement between us and the Company dated as of June 1, 2007 (the "Merger Agreement") because the Company had not received a Superior Proposal (as defined in the Merger Agreement) and as such the Company's purported termination is not effective. Consistent with such interpretation and as required by Section
7.06 of the Merger Agreement, on June 29, 2007, the Company provided us reasonable time to comment on its Form 8-K which was filed later that day. Despite your compliance with Section 7.06 of the Merger Agreement, it is apparent that you are willfully and materially violating Section 7.03(d) of the Merger Agreement.

      On June 21, 2007, the Company provided us with a notice that the Company had received an Acquisition Proposal (as defined in the Merger Agreement) of $30.00 per share from Brand Holdings Limited (the "Original BH Proposal") which the board of directors of the Company (the "Board") at that time "determined constitutes a Superior Proposal". On Friday, June 29, 2007, in a press release issued after the close of business in New York City you publicly disclosed that Brand Holdings Limited had increased its offered merger consideration from $30.00 per share to $33.00 per share (the "Revised BH Proposal").

      Section 7.03(d) of the Merger Agreement provides "that any amendment to the financial terms or other term of such Superior Proposal shall require a new written notice by the Company". Given that the Board had determined that the Original BH Proposal constitutes a Superior Proposal and that the financial terms of the Original BH Proposal appear to have been amended, the Company is required under the terms of the Merger Agreement to provide a new written notice to us that includes "a written summary of the material terms and conditions" of such proposal and contemporaneously therewith provide us "a copy of the relevant proposed transaction agreements ...and any other material documents relating thereto."

      As of right now we have not received such notice or such documents. Please send us such notice and documents so that a new four-business day period can commence in which the Company shall, and shall cause its Representatives (as defined in the Merger Agreement) to, negotiate with us in good faith as provided by and pursuant to Section 7.03(d) of the Merger Agreement. Notwithstanding the Company's wrongful termination of the Merger Agreement and failure to negotiate with us, as we stated in our June 28, 2007 letter, we remain prepared to negotiate our June 28, 2007 proposal (the "June 28 Proposal").

      We were dismayed to learn that without even discussing with us (or attempting to negotiate) the June 28 Proposal, the Board entered into an amendment to its agreement with Brand Holdings Limited less than twenty four hours after receiving the June 28 Proposal. Such failure was particularly disappointing because the June 28 Proposal, unlike the Revised BH Proposal, contained a newly proposed rollover feature which presents Company shareholders with the attractive opportunity to participate in the Company's future growth. We do not believe that the Board and its advisors could possibly have had adequate time to analyze and consider, or become fully informed about, such rollover feature, including the potentially significant financial benefits of such rollover to the Company's shareholders. Nor could the Board's consideration of this valuable component of the June 28 Proposal have been based on all reasonably available information - which obviously must at a minimum include discussions with us regarding the valuable characteristics and features of the rollover.

      Based on our analysis and evaluation we have come to the conclusion that the Revised BH Proposal does not constitute a Superior Proposal -- as in our view it is not superior from a financial point of view to the Company's shareholders than the June 28 Proposal. Had the Board properly and fully considered the rollover feature of the June 28 Proposal by taking into account all relevant information we believe the Board should have determined that the Revised BH Proposal does not constitute a Superior Proposal as compared to the June 28 Proposal.

      The Board's behavior leaves us increasingly concerned that the Company has no intention of complying with its obligations under the Merger Agreement, or in maximizing value for its shareholders. If it did, it would be engaged in negotiations with us right now - not stiff-arming its legitimate merger partner, the Hidary Group, which remains ready, willing and able to discuss all aspects of its offer. We are continuing to explore all options, including legal and equitable remedies, available to us in connection with the Company's purported termination of the Merger Agreement and the Company's violations and breaches of the Merger Agreement .


                                                  Sincerely,


                                                  Hidary Group Acquisitions, LLC


                                                  By: The Hidary Group LLC,
                                                        its managing member


                                                        By: /s/ Jack D. Hidary
                                                            --------------------
                                                        Name:   Jack D. Hidary
                                                        Title:  Managing Member


cc:  Robert H. Friedman, Esq.